                                                      Pursuant to Rule 424(b)(3)
                                                      File Number: 333-61303

PRICING SUPPLEMENT NO. 3 DATED July 27, 2000,
(To Prospectus dated August 31, 1998 and Prospectus Supplement Dated
                     September 18, 1998) File No. 333-61303

                                  $110,000,000
                            KIMCO REALTY CORPORATION
                           Series B Medium-Term Notes
                   Due Nine Months or More From Date of Issue
                               Floating Rate Notes

Trade Date:   July 27, 2000
Issue Price:  see below

Original Issue Date:   August 4, 2000
Stated Maturity Date:  August 2, 2002
Book Entry: /X/        Certificated: / /
Net Proceeds:  $109,467,710
Agent's Discount or Commission:  see below

Specified Currency:           /X/ United States Dollars            / /Other:

Base Rate:
/ /Commercial Paper Rate   /X/LIBOR               / /Certificate of Deposit Rate
/ /Treasury Rate           / /Federal Funds Rate  / /Prime Rate    / /CMT Rate
/ /11th District Cost of Funds Rate               / /Other

Exchange Rate Agent:       N/A
Authorized Denomination:   /X/$1,000 and Integral Multiples Thereof / / Other:
Initial Interest Rate Determination Date:  August 2, 2000
Minimum Denomination:      /X/$1,000   / /Other:
Interest Reset Dates:      February 4, May 4, August 4, November 4, of each
                           year, commencing August 4,2000.
Interest Payment Dates:    February 4, May 4, August 4, November 4, of each
                           year, commencing November 4, 2000 and ending on
                           August 2, 2002.
Index Maturity:            3 months
Maximum Interest Rate:     N/A
Minimum Interest Rate:     N/A
Spread (plus or minus):    +25 basis points
Spread Multiplier:         N/A

Calculation Agent:         Bank of New York

Redemption:                /X/ The Notes cannot be redeemed prior to maturity.
                           / / The Notes may be redeemed prior to maturity, as
                               follows:
                                    Initial Redemption Date:
                                    Initial Redemption Percentage:
                                    Annual Redemption Percentage Reduction, if any:

Repayment:                 /X/ The Notes cannot be repaid prior to maturity.
                           / / The Notes may be repaid prior to maturity, as
                               follows:
                                    Optional Repayment Dates:

Additional/Other Terms:    None

Addendum Attached:         / / Yes  /X/No

Agent:                     /X/ Merrill Lynch & Co.
                           / / Chase Securities Inc.
                           / / First Chicago Capital Markets, Inc.
                           / / J.P. Morgan Securities Inc.
                           / / Morgan Stanley & Co. Incorporated
                           / / Goldman Sachs & Co.
                           / / Other:

                  Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") has agreed to purchase the notes offered hereby (the "Notes") as principal at a price equal to 99.5161% of the aggregate principal amount of the Notes, for resale to investors and other purchasers at varying prices relating to prevailing market prices as determined by Merrill Lynch.

                       Increase in Size of Series B Notes

                  Kimco Realty Corporation is raising from $200,000,000 to $310,000,000 the aggregate principal amount of the Series B Medium Term Notes that have been or may be issued from time to time. As indicated in the prospectus supplement dated September 18, 1998, Kimco Realty Corporation may in the future, from time to time, increase this amount without the consent of holders of the Series B Medium-Term Notes.

           Additional United States Federal Income Tax Considerations

                  The effective date of the final regulations regarding withholding and information rules applicable to non-U.S. Holders discussed in the Prospectus Supplement under the heading "Certain United States Federal Income Tax Considerations--Backup Withholding" has been changed. The final regulations are generally effective for payments made after December 31, 2000, subject to certain transition rules.

                  Recently, legislation was enacted that modifies some of the rules that apply to REITs. Specifically, the legislation includes a provision that affects a REIT's ability to own more than 10% by vote or value of the stock of another corporation. As discussed in the Prospectus under the heading "Certain Federal Income Tax Consequences To The Company Of Its REIT Election -- Taxation of the Company as a REIT -- Asset Tests," a REIT previously could not own more than 10% of the outstanding voting securities of any one issuer. The legislation allows a REIT to own any percentage of the voting stock and value of a taxable REIT subsidiary, provided all of a REIT's taxable REIT subsidiaries do not represent more than 20% of the REIT's total assets and at least 75% of the REIT's total assets are real estate assets or other qualifying assets. Additionally, the legislation includes a provision that prevents a taxable REIT subsidiary from deducting interest on debt funded directly or indirectly by a REIT if certain tests regarding the taxable REIT subsidiary's debt to equity ratio and interest expense are satisfied. The legislation also includes a provision that reduces the REIT distribution requirement from 95% to 90% of a REIT's taxable income. The REIT distribution requirement is discussed in the Prospectus under the heading "Certain Federal Income Tax Consequences To The Company Of Its REIT Election - Taxation of the Company as a REIT - Annual Distribution Requirements." This legislation may require Kimco Realty Corporation to restructure its interest in Kimco Realty Services, Inc. because Kimco Realty Corporation owns more than 10% of the value of Kimco Realty Services, Inc. and because Kimco Realty Corporation has loaned funds to Kimco Realty Services, Inc. Kimco Realty Corporation does not believe any such restructuring would have a material impact on its financial results or financial position. The REIT provisions contained in this legislation are generally effective for taxable years ending after December 31, 2000. In addition, the legislation includes a provision that provides transition rules to allow corporations, like Kimco Realty Services, Inc. to convert into "taxable REIT subsidiaries" tax-free.

                  The Treasury Department recently published temporary regulations that include rules that are similar to the rules set forth in Internal Revenue Service Notice 88-19. See the discussion in the Prospectus under the heading "Certain Federal Income Tax Considerations To The Company Of Its REIT Election - Taxation of the Company as a REIT." The temporary regulations provide that a REIT must file an election to be subject to the rules of section 1374 of the Internal Revenue Code and regulations thereunder with respect to the net built-in-gain of C corporation assets that become assets of a REIT by the qualification of the C corporation as a REIT or by the transfer of the assets of a C corporation to a REIT in a transaction in which the assets have a carryover basis in the hands of the REIT. The election must be filed with a REIT's first Federal income tax return filed after March 8, 2000 in cases where the assets of the C corporation became assets of a REIT after June 10, 1987 but before March 8, 2000. Kimco Realty Corporation intends to timely file such election and to timely file all other similar elections with respect to any assets Kimco Realty Corporation acquires from a C corporation after March 8, 2000 that have a carryover basis in Kimco Realty Corporation's hands.

                               Recent Developments

Second Quarter Results

                  We recently announced our operating results for the second quarter of 2000. In the second quarter of 2000, funds from operations, a widely accepted measure of REIT performance, rose 15.6 percent to $62.3 million, from $53.9 million for the same period in 1999. On a diluted per common share basis, second quarter funds from operations increased 13.6 percent to $1.00 from $0.88 in 1999.

                  Net income for the second quarter ended June 30, 2000, rose
20.0 percent to $50.9 million, or $0.72 per diluted common share, from $42.4 million, or $0.59 per diluted common share, for the same period in 1999. Net income for the current quarter includes gains on the sales of three shopping center properties of $1.4 million, or $0.02 per share. These gains have not been included in reported funds from operations.

                  For the six months ended June 30, 2000, funds from operations rose 17.1 percent to $122.7 million, from $104.9 million for the same period in 1999. On a diluted common share basis, six-month funds from operations rose 15.1 percent to $1.98, from $1.72 a year earlier. Net income for the six months increased 21.6 percent to $99.7 million, or $1.41 per diluted common share, from $81.9 million, or $1.13 per diluted common share. The six-month 2000 net income figure includes gains on the sales of four shopping center properties of $1.7 million, or $0.03 per share. These gains have not been included in reported funds from operations.

                  As a result of Kimco Realty Corporation's operating performance, the Board of Directors increased the quarterly dividend paid to common shareholders. Kimco Realty Corporation's quarterly dividend will increase $0.02 per share from $0.66 to $0.68 per common share, or $2.72 on an annualized basis. Kimco Realty Corporation's Board evaluates the dividend at each quarterly meeting and determined an increase at this time is consistent with the Company's goal of distributing to its stockholders an amount at least equal to the amount of its REIT taxable income. The first quarterly dividend at the new rate will be paid on October 16, 2000 to common shareholders of record on October 4, 2000.

                  Kimco Realty Corporation Financial Highlights
                      (In thousands, except per share data)
                                   (unaudited)

                                                   Quarter Ended                    Six Months Ended
                                                      June 30,                          June 30,
                                             ------------------------          -------------------------
                                               2000             1999             2000             1999
                                             -------------------------         -------------------------
Operating Results
Revenues from rental property                $114,867         $106,072         $227,224         $218,948
                                             --------         --------         --------         --------
Rental property expenses:
Rent                                            3,368            3,497            6,782            6,995
Real estate taxes                              14,651           13,255           27,678           27,568
Interest                                       22,940           20,128           45,223           43,366
Operating and maintenance                      10,404           10,290           22,208           22,574
Depreciation and amortization                  17,679           16,794           34,753           34,665
                                               ------           ------           ------           ------
                                               69,042           63,964          136,644          135,168
                                               ------           ------          -------          -------

Income from rental property                    45,825           42,108           90,580           83,780
Income from investment
in retail store leases                          1,024              997            2,037            1,980
                                               ------           ------          -------          -------
                                               46,849           43,105           92,617           85,760

Management fee income                           1,388            1,307            2,909            2,143
General and administrative expenses            (6,440)          (5,882)         (12,661)         (11,851)
Equity in income of KIR                         2,285            1,147            4,633            1,147
Other income, net                               5,490            2,764           10,480            4,730
                                               ------           ------          -------            -----
Income before gain on sale of shopping         49,572           42,441           97,978           81,929
center properties

Gain on sale of shopping center                 1,374               --            1,677               --
                                               ------          -------           ------            -----
properties

Net income                                    $50,946          $42,441          $99,655          $81,929
                                              =======          =======          =======          =======

Net income applicable to common shares        $44,376          $35,820          $86,467          $68,687
                                              =======          =======          =======          =======

Net income per common share:

Basic                                           $0.73            $0.59            $1.42            $1.14
Diluted                                         $0.72            $0.59            $1.41            $1.13

                 Kimco Realty Corporation Funds from Operations
                      (In thousands, except per share data)
                                   (unaudited)

                                                   Quarter Ended                    Six Months Ended
                                                      June 30,                          June 30,
                                             -------------------------         -------------------------
                                               2000             1999             2000             1999
                                             --------         --------         --------         --------

Net income                                    $50,946          $42,441          $99,655          $81,929
Depreciation and amortization                  17,679           16,794           34,753           34,665

Depreciation and amortization-Kimco             1,300              950            2,600              950
Income REIT
Depreciation and amortization-other               300              300              600              550
real estate joint ventures
Gain on sales of shopping center               (1,374)              --           (1,677)              --
properties
Preferred stock dividends                      (6,570)          (6,621)         (13,188)         (13,242)
                                              -------          -------          -------         --------

Funds from operations                         $62,281          $53,864         $122,743         $104,852
                                              =======          =======         ========         ========
Per common share:
Basic                                           $1.02            $0.89            $2.02            $1.74
Diluted (2)                                     $1.00            $0.88            $1.98            $1.72


                       Weighted Average Share Information
                                   (unaudited)

                                                   Quarter Ended                    Six Months Ended
                                                      June 30,                          June 30,
                                             -------------------------         -------------------------
                                               2000             1999             2000             1999
                                             --------         --------         --------         --------

Weighted average shares -
net income calculation
     Basic                                   60,972           60,258           60,884           60,212
     Diluted (1)                             61,699           60,846           61,438           60,807
Weighted average shares - FFO
calculation
     Basic                                   60,972           60,258           60,884           60,212
     Diluted (2)                             64,328           63,512           64,083           63,473

(1) The conversion of Kimco Realty Corporation's Class D preferred stock would have an anti-dilutive effect on the calculation of net income per share for the respective periods. Accordingly, the impact of such conversion has not been included in the determination of diluted net income per common share.

(2) Reflects the potential impact on the calculation of FFO per share if Kimco Realty Corporation's Class D preferred stock was converted at the beginning of the period. FFO would be increased by $1,961 and $3,969 for the three and six months ended June 30, 2000, respectively, and by $2,011 and $4,023 for the three and six months ended June 30, 1999, respectively, representing the dividends paid on the Class D preferred stock, for the applicable period.

Kmart Store Closings

                  Kmart Corporation's recent announcement of new store closings included 13 locations leased by Kmart from us. These locations account for approximately 2.8% of our GLA and approximately 4.0% of our annualized base rental revenues. Kmart remains obligated for payment of rent and operating expenses under its long-term leases, and we do not expect the store closings to affect our operating results. We are working closely with Kmart to find new tenants for the sites.

Property Acquisitions

                  During the three months ended March 31, 2000, we acquired three neighborhood and community shopping center properties comprising approximately 0.4 million feet of GLA located in three states. We made these acquisitions in separate transactions through our subsidiaries for an aggregate purchase price of approximately $26.7 million, including the assumption of approximately $16.5 million of mortgage debt on two of the properties. In addition, we acquired fee title to a shopping center property in which we already held a leasehold interest for a purchase price of approximately $2.5 million.

                  During March 2000, we acquired the remaining 50% interest that we did not own in a partnership in which we already had a 50% interest in Houston, Texas for approximately $5.0 million.

                  During May 2000, through an affiliated entity, we acquired five neighborhood and community shopping centers comprising approximately 0.5 million square feet of GLA located in five states for approximately $18.9 million. These properties were formerly anchored by Hechinger Stores, Inc., a retailer which filed bankruptcy in June 1999 and rejected these leases in January 2000. We acquired these properties with an occupancy level of approximately 43% and are actively negotiating with other retailers to lease the remaining vacant space.

                  During June 2000, we exercised an option to acquire two shopping center properties from KC Holdings, Inc., an entity formed in connection with our initial public offering in November 1991, for an aggregate purchase price of $12.2 million. We issued 285,148 shares of common stock valued at $40.7625 per share in connection with the fixed option price. The independent members of the Board of Directors unanimously approved this transaction.

                  Kimco Realty Corporation also entered into an agreement to purchase six properties for a total price of $160.6 million including the assumption of $69.0 million of debt encumbering three of the properties. Closing is anticipated for late third quarter of 2000, subject to due diligence. It is anticipated that these properties would be acquired by the Kimco Income REIT ("KIR").

Property Dispositions

                  Since January 1, 2000, we have disposed of four shopping center properties comprising 0.2 million square feet of GLA, in separate transactions, for aggregate proceeds to us totaling $5.1 million. In addition, we have sold two land parcels, in separate transactions for aggregate proceeds of approximately $2.9 million.

Debt Financing

                  Since January 1, 2000, we have obtained individual non-recourse mortgage debt on five Kmart anchored locations, providing aggregate proceeds to us of approximately $44.2 million. These ten-year loans mature in 2010 and have effective interest rates ranging from 7.91% to 8.15% per annum.

Investment in Kimco Income REIT

                  During 1998, we established KIR for the purpose of investing in real estate that we believe would be more appropriately financed through greater leverage than we traditionally use. These properties include, but are not limited to, fully developed properties with strong, stable cash flows from credit-worthy retailers with long-term leases that have limited near-term potential for growth through redevelopment or re-tenanting. We initially identified and contributed 19 property interests to KIR which met these criteria. Each of these properties was encumbered by an individual non-recourse mortgage. On April 28, 1999, we entered into an agreement whereby an institutional investor purchased a significant interest in KIR. Under the terms of the agreement, the agreed equity value for the 19 shopping centers previously contributed by us to KIR was approximately $107 million and we agreed to contribute an additional $10 million for a total investment of approximately $117 million. The institutional investor has subscribed for up to $117 million of equity in KIR, all of which has been contributed. During August, 1999, KIR admitted three additional limited partners. These new partners subscribed for an aggregate $35 million of equity in KIR. The capital commitments to KIR from us and the other investors, totaling approximately $269 million, have been fully funded. We hold a 43.3% non-controlling limited partnership interest in KIR and account for our investment under the equity method of accounting.

                  As of July 1, 2000, the KIR portfolio was comprised of 29 shopping center properties totaling 5.4 million square feet located in 14 states.

                  During July 2000, KIR acquired two Walmart anchored shopping centers located in Cincinnati, Ohio. The properties, which are 98 percent leased and aggregate 0.6 million square feet of GLA have a combined cost of $47.0 million including the assumption of $30.9 million of mortgage debt. These acquisitions follow KIR's $67.3 million purchase of seven properties from Philips International Realty Corp ("Philips").

on July 14, 2000 and its agreement to acquire eight additional properties from Philips for approximately $137 million, subject to certain closing conditions.

                  Since being launched in April 1999, KIR has invested $697.9 million in 38 properties. After closing on the remaining Philips portfolio, the total amount invested by KIR will be approximately $835 million in 46 properties located across 16 states.

                  As a result of the successful completion of its initial investment goals, KIR expects to substantially increase its equity capitalization. KIR has received from an investor a preliminary commitment for additional equity contributions of $150 million. We have also committed an additional $75 million and KIR plans to raise an additional $75 million from other institutional investors.

                  KIR is currently under contract to purchase 15 properties in three separate transactions for an aggregate purchase price of $308.3 million, including the assumption of $106.0 million in mortgage debt. These properties total 2.6 million square feet of GLA and are located in eight states.

                  These transactions are subject to certain closing conditions and/or due diligence and therefore, no assurance can be given that these transactions will be completed.